UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2009.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 8, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H Shares (the “H Shareholders Class Meeting”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Center, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:30 p.m. on Thursday, 26 February 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated Thursday, 8 January 2009 (the “Circular”) relating to, among other things, subscriptions of new A Shares by CEA Holding and H Shares by CES Global):

AS SPECIAL RESOLUTIONS

1.	“THAT, conditional upon:

(i)	the approval of the same by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No.2 below; and

(iii)	the passing of the resolutions in relation to the approval of the H Share Subscription by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting, the following aspects in relation to the A Share Subscription be and are hereby approved, ratified and confirmed:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non public offering;

(3)	Number of shares to be issued:	1,437,375,000 A Shares;

(4)	Target subscriber and method of subscription:	CEA Holding. The subscription price shall be paid in cash;

(5)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
RMB3.87 per A Share. The total subscription price is RMB5,562,641,250. The subscription price is determined by reference to the average trading price of A Shares during the Fixed Price Period, which represents not less than 90% to such average trading price of A Shares. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares during the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period. The Fixed Price Period means the 20 trading days ending on the date immediately preceding 30 December 2008. The subscription price is substantially higher than the net assets value per share of the Company as at 30 June 2008 (unaudited). The subscription price will be adjusted accordingly if there is any rights issue or declaration of dividend occurred between 30 December 2008 and the date of issuance of the new A Shares;

(6)	Lock-up period arrangement:	The new A Shares CEA Holding has subscribed for shall not be disposed within 36 months from the date of the completion of the A Share Subscription;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

(8)	Use of proceeds:	After deduction of relevant expenses, the total proceeds are intended to be used as working capital of the Company;

(9)	Arrangement of retained profits:	The retained profits after completion of the A Share Subscription will be shared among the existing and new shareholders of the Company;

(10)	Validity period of this resolution:	Twelve months from the date of passing of this Resolution; and

(11)	The terms and conditions of the Revised A Share Subscription Agreement.”

2	“THAT, conditional upon:

(i)	the approval of the same by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting;

(ii)	the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No.1 above; and

(iii)	the passing of the resolutions in relation to the approval of the A Share Subscription by the shareholders of the Company at the EGM and by the holders of A Shares at the A Shareholders Class Meeting, the terms and conditions of the Revised H Share Subscription Agreement (including but not limited to the issue of 1,437,375,000 new H Shares by the Company to CES Global pursuant to the H Share Subscription Agreement) be approved, ratified and confirmed.”

3.
“THAT, the Company may send or supply Corporate Communications to its shareholders of H Shares (in relation to whom the conditions set out below are met) by making such Corporate Communications available on the Company’s own website, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities and the proposed amendments to the Articles of Association as set out in Part II of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with the Company’s proposed communication with its shareholders of H Shares through the Company’s website.

Conditions:

(i)
each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communication in question, to him by means of the Company’s own website; and

(ii)	the Company has not received a response indicating objection from the holder of H Shares within a period of 28 days starting from the date on which the Company’s request was sent.

For purpose of this Resolution, “Corporate Communication” means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and its summary financial report; (b) the interim report and, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.”

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors, as at the date hereof, are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
8 January 2009

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 2 January 2009 are entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(i)
Holders of H Shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated in paragraph (i) above by 4:00 p.m. on Thursday, 5 February 2009 (if in person or by facsimile) or between Saturday, 24 January 2009 to Thursday, 5 February 2009 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the H Shareholders Class Meeting and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the H Shareholders Class Meeting as evidence of eligibility to attend the meeting.

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. The holders of H Shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the H Shareholders Class Meeting

The H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

As previously announced by the Company, the H Share register of members of the Company will be closed from Saturday, 3 January 2009 to Thursday, 26 February 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 2 January 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Abstention from voting

CEA Holding and its associates will abstain from voting in respect of Resolutions Nos. 1 and 2.